

Istanbul, 29 March 2005

AKBANK T.A.S.
Press Release

AKBANK LAUNCHES LEVEL-I ADR FACILITY

Akbank, the most profitable private-sector bank in Turkey, is pleased to announce the launch of its Level-I sponsored American Depository Receipt (ADR) facility.

Akbank has selected Bank of New York as its depository bank. Through this program, ADRs representing Akbank shares will be traded on the "Over-the-Counter" market under the symbol "AKBTY". Each ADR represents 2,000 ordinary shares. Akbank has 1,500 billion shares outstanding, with a current market capitalization of approximately USD 7.6 billion.

Level-I ADR program will:

- Improve accessibility of Akbank shares for U.S. investors
- Allow Akbank to widen the company's U.S. and international investor base
- Mark another step in Akbank's commitment to the international investment community
- Enhance Akbank's visibility in international financial community and improve trading volumes

About Akbank

Akbank is one the largest private-sector banks in Turkey, with total assets of USD 26 billion at December 31, 2004, and largest in free capital, with net worth of USD 3.8 billion. Akbank is the most profitable private-sector bank in Turkey, with an ROA of 3% for fiscal year 2004.

In addition to core banking activities, Akbank offers a wide range of retail, corporate, and private banking services as well as international trade financing. Investment banking, brokerage, and other non-banking services are provided by the Bank's subsidiaries - Ak Securities, Ak Investment Fund, Ak Portfolio Management, and Ak Pension Fund. Akbank conducts its activities across the country from its headquarters in Istanbul as well as from 13 regional offices. With 633 branches, the Bank has one of the strongest and most extensive service networks in Turkey.

Since its IPO in 1990, the bank's stock has represented one of the blue chips in the Istanbul Stock Exchange. Akbank is a member of MSCI Emerging Market and Dow Jones Turkey Titans 20 index as well as ISE 100 index.

Further information can be obtained from:

Mr. Cenk Göksan	IR Department Head	90 212 280 13 35
Ms. Arbil Öztozlu	IR Manager	90 212 279 07 61

investor.relations@akbank.com

For more information, please visit www.akbank.com

RESOLUTIONS

ADOPTED AT THE GENERAL MEETING OF AKBANK T.A.Ş. HELD ON 25 MARCH 2005, THE FOLLOWING HAVE BEEN RESOLVED BY THE MAJORITY OF VOTES

1- The Balance Sheet and Profit and Loss Account for 2004, prepared in accordance with accounting principles, including inflation accounting, promulgated by the Banking Regulation and Supervision Agency have been ratified and the Board of Directors and Auditors have been released from liability with regards to operations and accounts of the year in question.

2- Net profit for 2004 will be distributed in compliance with the proposal of the Board of Directors, such that:

- Gross TRY 375,000,000 will be allocated from 2004 profit to be distributed as cash dividend to shareholders, starting from March 28, 2005, against 2004 dividend coupons on shares with Series 12, 13, 14, 15, 16, 17, 18 and 19

- TRY 89,500,000 will be allocated to founders' and usufruct shares, to be paid as gross TRY 35,245 per share, starting from March 28, 2005, upon submission of coupon 1 for founders' shares and coupon 15 for usufruct shares

- Gross TRY 360,000 will be paid to the Chairman and the members of the Board, starting from March 28, 2005

- TRY 300,000,000 equal to 20% of the paid in capital of the Bank, will be distributed to the shareholders as bonus shares

- TRY 94,339,000 will be retained as Legal Reserves, and the remaining sum will be allocated to the Extraordinary Reserves.

3- The appointment of Mevlüt Aydemir as statutory auditor, who had previously been appointed in place of Yalçın Küçükertunç after his resignation for the remaining period of his duty.

4- The appointment of Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, as the independent auditor for 2004 and 2005.

5- The Board of Directors has been empowered in connection with matters falling within the scope of articles 334 and 335 of the Turkish Commercial Code.